CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, D.C PARIS BRUSSELS LONDON FRANKFURT COLOGNE MOSCOW	One Liberty Plaza New York, NY 10006-1470 T: +1 212 225 2000 F: +1 212 225 3999 clearygottlieb.com D: +1 212 225 2376 hgrannis@cgsh.com	ROME MILAN HONG KONG BEIJING BUENOS AIRES SÃO PAULO ABU DHABI SEOUL

March 26, 2021

VIA EDGAR CORRESPONDENCE

Christopher R. Bellacicco

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re: Sixth Street Specialty Lending, Inc. (File No. 001-36364)

Preliminary Proxy Statement on Schedule 14A filed on March 26, 2021

Dear Mr. Bellacicco:

On March 26, 2021, Sixth Street Specialty Lending, Inc. (the “Company”) filed on EDGAR a preliminary proxy statement on Schedule 14A (the “Proxy Statement”). The Proxy Statement relates to the Company’s special meeting of stockholders scheduled to take place on May 26, 2021, at which the Company’s stockholders will be asked to consider and vote upon a proposal to allow the Company to sell or otherwise issue shares of its common stock at a price below its then-current net asset value per share in one or more offerings, in each case subject to the approval of its board of directors and subject to certain conditions as set forth therein, including that the number of shares issued does not exceed 25% of its then-outstanding common stock immediately prior to each such offering. The Company currently anticipates releasing the definitive proxy statement to stockholders on or before April 13, 2021.

If you have any questions or comments regarding the Proxy Statement, please contact Helena Grannis at (212) 225-2376.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Christopher R. Bellacicco

Securities and Exchange Commission, p. 2

Sincerely,

/s/ Helena K. Grannis
Helena K. Grannis

cc:	Ian Simmonds

                Sixth Street Specialty Lending, Inc.

Adam E. Fleisher

                Cleary Gottlieb Steen & Hamilton LLP